EXHIBIT 99.4

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar regulatory authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President General Counsel and Corporate Secretary of Rubicon Minerals Corporation, Suite 1540 – 800 West Pender Street, Vancouver, BC, V6C 2V6, telephone (604) 623-3333, fax (604) 623-3355, and are also available electronically at www.sedar.com.

The securities offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“U.S. Securities Act”), or any state securities laws. Accordingly, except to the extent permitted by the Underwriting Agreement, the securities offered hereby may not be offered or sold in the United States or to U.S. Persons (as such term is defined in Regulations under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

Short Form Prospectus

Secondary Offering	September 29, 2010

RUBICON MINERALS CORPORATION

$190,171,725

45,714,357 Common Shares

This short form prospectus qualifies the distribution (the “Offering”) by Evanachan Limited (“Evanachan”) and McEwen Trading LP (“McEwen Trading”) (together, the “Selling Shareholders”) of an aggregate of 45,714,357 common shares (the “Offered Shares”) of Rubicon Minerals Corporation (“Rubicon” or the “Company”) at a price (the “Offering Price”) of $4.16 per Offered Share.  The Selling Shareholders are entities owned or controlled by Robert R. McEwen, who has beneficial ownership of the Offered Shares owned by Evanachan and control and direction over the Offered Shares owned by McEwen Trading.  The Company will not be entitled to any of the proceeds from the sale of the Offered Shares.  All expenses incurred in connection with the preparation and filing of this short form prospectus will be paid by GMP Securities L.P. (the “Underwriter”).  See “Plan of Distribution”.  The Selling Shareholders currently hold 21.4% of the issued and outstanding common shares of the Company (the “Common Shares”).  After giving effect to the Offering, the Selling Shareholders will own none of the issued and outstanding Common Shares.  See “The Selling Shareholders” and “Plan of Distribution”.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “RMX” and on the NYSE Amex Equities (the “NYSE Amex”) under the symbol “RBY”.  The closing price of the Common Shares on the TSX and the NYSE Amex on September 15, 2010, the day prior to the public announcement of the Offering, was $4.19 and US$4.11 respectively.

Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of September 17, 2010 between Rubicon, the Underwriter and the Selling Shareholders, the Underwriter has agreed to purchase the Offered Shares pursuant to the terms and conditions set forth in the Underwriting Agreement.  The Offering Price was determined by negotiation between the Selling Shareholders and the Underwriter with reference to the market price of the Common Shares.  In connection with the Offering, and subject to applicable laws, the Underwriter may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.  See “Plan of Distribution”.

$4.16 per Offered Share

	Price to Public	Underwriter’s Fee(1)	Net Proceeds to Selling Shareholders(2)(3)
Per Offered Share	$4.16	$0.1664	$3.9936
Total	$190,171,725	$7,606,869	$182,564,856

(1)	The Underwriter’s Fee of 4% of the gross proceeds from the sale of the Offered Shares will be paid by the Selling Shareholders.

(2)	All expenses in connection with the Offering (estimated at $500,000) will be borne by the Underwriter, in accordance with the terms of the Underwriting Agreement.

(3)	After deducting the Underwriter’s Fee, which will be paid by the Selling Shareholders.

An investment in the Offered Shares is subject to certain risks.  The risk factors outlined in or incorporated by reference in this short form prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in the Offered Shares.  See “Risk Factors” below.

The Underwriter, as principal, conditionally offers the Offered Shares, subject to prior sale, if, as and when sold and delivered by the Selling Shareholders and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Company by Davis LLP and on behalf of the Underwriter by Cassels, Brock & Blackwell LLP.

Subscriptions will be received subject to rejection in whole or in part and the Underwriter reserves the right to close the subscription books at any time without notice.  It is expected the Closing will take place on or about October 5, 2010, or such other date as the Company, the Underwriter and the Selling Shareholders may agree (the “Closing Date”), but in any event not later than 42 days from the date of the final receipt for this short form prospectus.  The Offering will be conducted under the book-based system.  Apart from Offered Shares sold to purchasers in the United States or to, or for the account or benefit of, U.S. persons, which will be represented by individual certificates, a purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased and who is a CDS Clearing and Depositary Services Inc. (“CDS”) depositary services participant.  CDS will record the CDS participants who hold Offered Shares on behalf of owners who have purchased Offered Shares in accordance with the book-based system.  After the Underwriter has made reasonable efforts to sell all of the Offered Shares at the Offering Price, such price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price.  However, in no event will the Selling Shareholders receive less than net proceeds of $182,564,856. See “Plan of Distribution”.

Financial information in this short form prospectus, including trading prices, is, unless otherwise indicated, presented in Canadian dollars.  On September 28, 2010, the closing exchange rate for Canadian dollars, as quoted by the Bank of Canada was US$1.00 = Cdn. $1.0302, or Cdn. $1.00 = US$0.9707.

Rubicon’s registered office is at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2Z7, and its head office is at Suite 1540 - 800 West Pender Street, Vancouver, BC, V6C 2V6.  Evanachan’s registered office is at 99 George Street, 3rd Floor, Toronto, Ontario  M5A 2N4.  McEwen Trading’s head office is at 99 George Street, 3rd Floor, Toronto, Ontario  M5A 2N4.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1

CAUTIONARY NOTE TO UNITED STATES INVESTORS	1

AVAILABLE INFORMATION	2

ELIGIBILITY FOR INVESTMENT	2

DOCUMENTS INCORPORATED BY REFERENCE	3

THE COMPANY	4

SUMMARY DESCRIPTION OF THE BUSINESS	4

PHOENIX GOLD PROPERTY	5

Extract From Technical Report	5

Recent Developments	9

CONSOLIDATED CAPITALIZATION	9

USE OF PROCEEDS	9

THE SELLING SHAREHOLDERS	9

PLAN OF DISTRIBUTION	10

General	10

Special Committee and Financial Advisor	12

DESCRIPTION OF COMMON SHARES	12

PRIOR SALES	12

TRADING PRICE AND VOLUME	13

RISK FACTORS	14

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	19

INTEREST OF EXPERTS	19

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	19

AUDITORS’ CONSENT	20

CERTIFICATE OF THE COMPANY	C-1

CERTIFICATE OF THE UNDERWRITER	C-2

FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain “forward-looking information” within the meaning of securities legislation, including the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  These forward-looking statements are made as of the date of this short form prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents.  Other than as specifically required by applicable securities laws, the Company does not intend, and does not assume any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable, including that demand for gold and base metal deposits will develop as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to statements regarding costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration operations, environmental risks, unanticipated reclamation expenses, title disputes or claims.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks related delays in obtaining governmental approvals or necessary permits and/or licenses or financing or in the completion of development or construction activities, as well as those factors discussed in the section titled “Risk Factors” in this short form prospectus and in the AIF (as hereinafter defined).

Although management of the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This short form prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The definitions of “proven mineral reserves” and “probable mineral reserves” used in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) differ from the definitions in the U.S. Securities and Exchange Commission (“SEC”) Industry Guide 7.  Under SEC Industry Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This short form prospectus, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources.  The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or an economic assessment other than a preliminary economic assessment.  United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.  United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

AVAILABLE INFORMATION

The Company files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces of Canada. These reports and information are available to the public free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canadian securities regulators, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as United States companies. Reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the SEC in the public reference room at 100 F Street, N.E., Washington, D.C., 20549 by paying a fee. Prospective investors may call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information regarding the public reference facilities. The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

ELIGIBILITY FOR INVESTMENT

In the opinion of Davis LLP, counsel to the Company and Cassels, Brock & Blackwell LLP, counsel to the Underwriter, provided that the Offered Shares are listed on a “designated stock exchange”, as defined in the Income Tax Act (Canada) (the “Tax Act”) (which currently includes the TSX), the Offered Shares are qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (“TFSAs”) under the Tax Act.

Notwithstanding that the Offered Shares may be qualified investments for a trust governed by a TFSA, a holder of a TFSA which acquires Offered Shares will be subject to a penalty tax under the Tax Act if such Offered Shares are a “prohibited investment” for the purposes of the Tax Act.  The Offered Shares will generally be a “prohibited investment” if the holder does not deal at arm’s length with Rubicon (within the meaning of the Tax Act) or if such holder has a “significant interest” (as defined in the Tax Act) in Rubicon or in any other corporation, trust or partnership with which Rubicon does not deal at arm’s length.  Prospective purchasers who intend to hold Common Shares in a TFSA are urged to consult their own tax advisors.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President General Counsel and Corporate Secretary of the Company at Suite 1540 – 800 West Pender Street, Vancouver, BC, V6C 2V6, telephone (604) 623-3333, fax (604) 623-3355, and are also available electronically at www.sedar.com.  The filings of the Company through SEDAR are not incorporated by reference in this short form prospectus except as specifically set out herein.

The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)
the audited consolidated financial statements, the notes thereto and the auditors report thereon as at and for the fiscal year ended December 31, 2009 (the “Annual Financial Statements”), together with the Management’s Discussion and Analysis (“MD&A”) for such Annual Financial Statements filed on March 31, 2010;

(b)
the unaudited interim consolidated financial statements as at and for the three and six month periods ended June 30, 2010 and the notes thereto (the “Interim Financial Statements”), together with MD&A for such Interim Financial Statements, filed on August 10, 2010;

(c)
the annual information form for the fiscal year ended December 31, 2009 dated March 31, 2010 (the “AIF”), filed on March 31, 2010; excluding, pursuant to an exemption granted by the British Columbia Securities Commission under Part 8 of National Instrument 44-101, item (h) under the section titled “Documents Incorporated by Reference” therein;

(d)
the management information circular of the Company dated April 23, 2010 prepared in connection with the annual and special general meeting of shareholders of the Company held on May 31, 2010 dated and filed on May 11, 2010;

(e)	the material change report dated and filed on June 4, 2010 with respect to the results from drill hole 305-05 at the Company’s 100%-owned Phoenix Gold Project; and

(f)
the technical report dated September 27, 2010 on the Company’s Phoenix Gold Property prepared by Peter T. George, P. Geo., titled “Technical Report Update on Exploration Activities (to July 31, 2010) for the Phoenix Gold Project (NTS 52N/04), Red Lake, Ontario for Rubicon Minerals Corporation” (the “Technical Report”) and filed on September 27, 2010.

Any document of the type referred to above or as set forth in Section 11.1 of Form 44-101F1 of National Instrument 44-101 of the Canadian Securities Administrators (excluding confidential material change reports) filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this short form prospectus and prior to the termination of the distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THE COMPANY

Organization of Company

The Company was incorporated on March 4, 1996 under the Company Act (British Columbia) and was transitioned on June 23, 2005 under the Business Corporations Act (British Columbia) (the “BCBCA”).  The shareholders of the Company also passed special resolutions to remove the pre-existing company provisions, to alter the Company’s authorized share structure to an unlimited number of Common Shares, and to adopt new Articles on June 23, 2005.  The Company’s fiscal year end is December 31.

The Common Shares trade on the TSX under the symbol “RMX”, and in the United States on the NYSE Amex under the symbol “RBY”.

The registered office of the Company is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2Z7, and its head office is located at Suite 1540 - 800 West Pender Street, Vancouver, BC, V6C 2V6.

Subsidiaries

The Company has seven wholly owned subsidiaries. 691403 BC Ltd. was incorporated under the BCBCA on March 31, 2004 and holds the Company’s interest in certain surface patents on the Phoenix Gold Property in Red Lake, Ontario.  This is the only material subsidiary of the Company.

1304850 Ontario Inc. was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on September 14, 1998 and holds certain mineral properties that were acquired pursuant to the English Royalty Division agreement entered into in March, 2003 (see the section titled “Non-Material Project – English Royalty Division” in the AIF).  7070918 Canada Ltd. was incorporated under the Canada Business Corporations Act on October 31, 2008, for the purposes of holding certain mineral titles.  Rubicon Minerals Nevada Inc. was incorporated under the BCBCA on May 1, 2007 and holds a 100% interest in Rubicon Nevada Corp., which was incorporated under the laws of the State of Nevada, on May 14, 2007 and holds all of the Company’s Nevada properties.  Rubicon Alaska Holdings Inc. was incorporated under the OBCA on January 12, 2006 and holds beneficial title to all of the Company’s Alaskan properties and Rubicon Alaska Corp., which was incorporated under the laws of the State of Alaska on December 19, 2006, holds legal title to all of the Company’s Alaskan properties.

SUMMARY DESCRIPTION OF THE BUSINESS

The Company is a mineral exploration company engaged in the acquisition, exploration, and development of gold and base-metal exploration properties both through Company-funded and partner-funded exploration.  The Company is also involved in investment in other mineral exploration and resource companies.  The financial success of the Company is dependent upon its ability to discover economically exploitable mineralization.

The Company controls over 65,000 acres of exploration ground in the Red Lake gold camp, in the province of Ontario.  At present, the Company’s main focus is on exploration of its 100% owned Phoenix Gold Property.  See “Phoenix Gold Property”.  The Company has also acquired land packages in Alaska and Nevada, United States; however, at present, the Company is not dependent to any material extent on foreign operations.  The Company does not have any assets or mineral properties that are in production or that contain a mineral resource or mineral reserve.

Over the past three years, the Company has incurred approximately $53 million in exploration expenditures on the Phoenix Gold Property.

PHOENIX GOLD PROPERTY

Extract From Technical Report

The following is the extracted summary section from the Technical Report prepared by Peter T. George, who is a “qualified person” and “independent” as such terms are defined in NI 43-101.  The Technical Report is incorporated by reference herein.

The following summary does not purport to be a complete summary of the Phoenix Gold Property.  Readers should read this summary in conjunction with the Technical Report.

“The Phoenix Gold Property is located in Bateman Township in the Red Lake District of Northwestern Ontario, approximately six kilometres north of the operating Red Lake Gold Mine.  It is accessible by an eight kilometre all-weather, gravel road from the town of Cochenour.

Rubicon earned a 100% interest in the Phoenix Gold Project through two separate option agreements made during 2002.  The water covered areas of the Property, held as 25 “Licenses of Occupation” and one “Mining Lease”, were optioned from Dominion Goldfields Corporation (“DGC”) in January 2002.  The land portions of the Property, held as 16 Patented Claims, were optioned by agreement in July 2002 which include mining rights and any surface rights held by DGC subsidiary, 1519369 Ontario Ltd.  Collectively, all of these titles are referred to as the “Phoenix Gold Project” and cover an area of approximately 509.47 ha.  The properties are contiguous, have been previously surveyed and are currently in good standing.  Rubicon has also secured additional surface rights for the property through a public auction by the Municipality of Red Lake. All titles to the Phoenix Gold Project (Licenses of Occupation, Mining Lease, Mining Patents and Surface Patents) have been transferred to Rubicon.

The Property is underlain by a north-northeast trending, westerly-dipping belt of deformed and intermixed metasediments, mafic volcanics and ultramafic rocks which define the “East Bay Trend”.  The rocks are Archean in Age and part of the Balmer Sequence.  A strong north-northeast trending structural fabric through the area is considered part of the East Bay Deformation Zone (“EBDZ”) which extends south into the Cochenour-Willans mine area where it intersects the northwest ''Mine Trend'' of the Red Lake Gold Mine.

Extensive gold mineralization within the Red Lake camp has led to the total production of more than 24 million ounces of gold (as of December 31, 2007).  The Red Lake Gold Mine, which now includes both the former Red Lake Mine and the Campbell Mine, has a historical production of 17 million ounces of gold.  The past-producing Cochenour Mine (1.2 million ounces of gold) is located at the intersection of the “Mine Trend” with the EBDZ.  The recently discovered Bruce Channel deposit is the southwest down plunge extension of the Cochenour Mine. Mineralization is well developed in several areas along the EBDZ and includes such gold prospects as McMarmac, Chevron, Abino and the former McFinley mine and more recently, GoldCorp and Premier Gold’s GAZ Zone.  The McKenzie Island Mine also lies adjacent to the EBDZ near Cochenour.  Mineralization within these areas occurs in a variety of stratigraphic, structural and intrusive environments.

Significant gold mineralization on the Phoenix Gold Property is found in the following types of veins and structures:

•	Sulphidized and quartz-veined Banded Iron Formation (“BIF”);

•	Base metal-rich, breccias and quartz veins along D2-aged discrete shear zones (D-Vein Type);

•
Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts;

•	Disseminated arsenopyrite and/or silica replacement zones cross-cutting stratigraphy;

•	D2 conjugate shear structures which crosscut the trend of the EBDZ;

•	Sheared biotite-altered veined arsenopyrite-rich zones near the mafic/ultramafic contact with local native gold and trace base metals (Phoenix Zone, now called Island Zone);

•	Gold-bearing veins in felsic intrusive and feldspar porphyry intrusive rocks and within ultramafic rocks of the East Bay Serpentinite (MAC3 and F2 Gold System); and

•	Significant, silicified and biotite-altered ± sulphide mineralized zones in basalt (host to the newly discovered F2 Gold System).

In February 2008, the Company discovered gold mineralization of the F2 Gold System. Between January 2009 and July 31, 2010, the Company has completed a total of 124,033 metres of drilling, dewatered the existing exploration shaft, rehabilitated the hoist and underground workings and carried out (at the 305 metre level, as of July 31, 2010) 243 metres of underground drifting. Rubicon plans to carry out approximately 88,000 metres of drilling prior to the end of Q1 2011, along with new development and the taking of an initial bulk sample. This Report updates and summarizes exploration carried out on the F2 Gold System as well as other exploration carried out by the Company on the Property.

The F2 Gold System is composed of high grade gold mineralization and a lower grade sulphide-rich zone which currently has a strike length of approximately 1078 m (3,537 ft), a depth extent of 1,453 m (4,767 ft) below surface and remains open along strike and at depth.  The zone appears, at least partly, to correlate with a large Titan 24 chargeability anomaly.  The anomaly extends laterally from the F2 Gold System for over 1,500 m (approximately 5,000 ft), and extends to depths up to 750 m (approximately 2,500 ft) – the current depth limit of the survey.  The setting and style of this zone is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mine.  The F2 Gold System is 420 m southeast of the existing shaft.

Drilling to date within the greater F2 Gold System has intersected significant gold intercepts over a strike length of approximately 1,078 metres which extend to a depth of at least 1,453 metres. Within the larger F2 mineralized system there are areas (“Zones”) where mineralization becomes more pronounced and attains greater thickness while retaining highly elevated gold grades. The distribution and geometry of these Zones of more pronounced gold mineralization requires additional drilling, however as more drilling is completed more of these Zones with pronounced gold mineralization are encountered. The style of mineralization throughout the greater F2 Gold System is similar to that encountered in the F2 Core Zone.

F2 Core Zone:

The F2 Core Zone represents the initial discovery zone within the F2 mineralized system. This gold zone extends to a vertical depth of greater than 500 metres below surface (open at depth) and consists of sub-parallel lenses with intense biotite-amphibole-silica (+/- pyrrhotite-pyrite) altered titanium rich basalt (locally consisting biotite altered quartz breccia (+/- pyrrhotite-pyrite). Strike length and widths of individual zones are variable but can attain strike lengths greater than 100 metres and horizontal thickness greater than 10 metres. Numerous drill intercepts in this area include (but are not limited to): hole F2-07 reported high-grade intercept 24.4 g/t gold over 17.0 metres (0.71 oz/ton gold over 55.8 feet) core length including 36.5 g/t gold over 8.0 metres (1.06 oz/ton gold over 26.5 feet) at a vertical depth of 380 metres below surface; and hole F2-08 returned an interval grading 42.4 g/t gold over 11.0 metres (1.24 oz/ton gold over 35.6 feet) core length at 290 metres below surface. Numerous other holes drilled in the immediate area intersected similar mineralization.

Recent underground drilling has confirmed significant horizontal thickness through the F2 Core Zone with hole 305-05 intersecting 1.24 oz/ton gold over 22.6 feet (42.5 g/t gold over 6.9 metres) as part of a broad vein zone grading 0.59 oz/ton gold over 49.2 feet (20.1 g/t gold over 15.0 metres) and underground hole 305-11 drilled approximately 21 metres above underground hole 305-05 intersected 1.01 oz/ton gold over 22.0 feet (34.7 g/t gold over 6.7 metres) as part of a wider vein zone grading 0.58 oz/ton gold over 53.1 feet (20.1 g/t gold over 16.2 metres).

Deep Central Area:

Drilling vertically below the F2 Core Zone at a vertical depth of 928 metres, underground drill hole 122-60 returned intersected 0.53 oz/ton gold over 18.0 feet (18.2 g/t gold over 5.5 metres), including several sections grading over one ounce per ton gold (34.28 g/t gold) and surface drill hole F2-64-W2 intersected 0.49 oz/ton gold over 11.0 feet (16.8 g/t gold over 3.4 metres) and 0.33 oz/ton gold over 4.9 feet (11.2 g/t gold over 1.5 metres) at a vertical depth of 4357 feet (1328 metres) below surface. The style of mineralization is similar to that encountered in the F2 Core Zone.

Southern Area (including the 122-10 Zone and the 122-40 Zone located 200 metres and 400 metres southwest of the Core Zone respectively):

122-10 Zone:

Underground drill hole 122-10 returned 0.40 oz/ton gold over 147.3 feet (13.7 g/t gold over 44.9 metres) including 3.82 oz/ton gold over 4.9 feet (130.9 g/t gold over 1.5 metres) at a vertical depth of 2208 feet (673 metres) below surface. These intervals include high-grade grade sections of 3.25 oz/ton gold over 6.6 feet (111.5 g/t gold over 2.0 metres) and 3.82 oz/ton gold over 4.9 feet (130.9 g/t gold over 1.5 metres). Visible gold mineralization occurs in quartz veins, stockworks, breccias and in altered host rocks that closely resemble the best mineralized sections previously documented within the core of the F2 Gold System located approximately 200 metres to the northeast. This zone is interpreted as the southwestern extension of the F2 Core Zone. Underground drill hole 122-67 tested approximately 250 metres below the 122-10 Zone and intersected 0.48 oz/ton gold over 16.7 feet (16.3 g/t gold over 5.1 metres) including 1.16 oz/t gold over 3.3 feet (39.9 g/t gold over 1.0 metres) at a vertical depth of 3087 feet (941 metres) below surface.

122-40 Zone:

Underground drill hole 122-40 intersected 0.60 oz/ton gold over 46.9 feet (20.7 g/t gold over 14.3 metres). Visible gold was noted in a number of sections of drill core, including abundant visible gold within a high-grade section of 14.40 oz/ton gold over 1.6 feet (493.6 g/t gold over 0.5 metres). This intercept is located in the southern part of the F2 Gold System, approximately 754 feet (230 metres) south and 682 feet (208 meters) above hole 122-10 (refer to 122-10 Zone above).

Crown Zone:

This zone is interpreted as the near surface extension of the F2 Core Zone which is located approximately 200 metres to the south. Surface hole F2-57 intersected 2.01 oz/ton gold over 13.1 feet (68.8 g/t gold over 4.0 metres) including 10.76 oz/ton gold over 1.6 feet (368.9 g/t gold over 0.5 metres) plus 1.01 oz/ton gold over 3.3 feet (34.6 g/t gold over 1.0 metres) at a vertical depth of 109 metres. Several other holes in this area intersected similar mineralization.

Northern Extension Area:

The Northern Extension Area includes the 102 Zone and represents gold-bearing geology can now be correlated over 400 metres to the northeast from F2 Core Zone as illustrated in the following intercepts: drill hole 122-32 intersected 2.06 oz/t gold over 2.0 feet (70.7 g/t gold over 0.6 metres); drill hole 122-29 intersected 1.33 oz/t gold over 3.3 feet (45.5 g/t gold over 1.0 metre); drill hole 122-19 intersected 0.31 oz/t gold over 9.8 feet (10.7 g/t gold over 3.0 metres), including 0.87 oz/t gold over 3.0 feet (29.7 g/t gold over 0.9 metres); and drill hole F2-81 intersected 0.15 oz/t gold over 17.6 feet (5.2 g/t gold over 5.4 metres), including 0.75 oz/t gold over 2.1 feet (25.7 g/t gold over 0.7 metres and underground drill hole F2-88 intersected 0.22 oz/ton gold over 39.0 feet (7.6 g/t gold over 11.9 metres) including 0.75 oz/ton gold over 6.6 feet (25.8 g/t gold over 2.0 metres) at a depth of 614 metres below surface and surface hole F2-102 returned 0.91 oz/ton gold over 55.8 feet (31.2 g/t gold over 17.0 metres) including 1.18 oz per ton gold over 37.7 feet (40.5 g/t gold over 11.5 metres) at a vertical depth of approximately 480 metres, all developed within a wider zone of 0.47 oz/ton gold over 118.1 feet (16.0 g/t gold over 36.0 metres). Hole F2-101 returned multiple high-grade gold intercepts down hole including a quartz veined zone grading 1.10 oz/ton gold over 9.8 feet (37.7 g/t gold over 3.0 metres) including 5.87 oz/ton gold over 1.6 feet (201.2 g/t gold over 0.5 metres).

Western Limb Area:

This area is located between the shaft and the F2 Core zone and typically consists of high-grade vein gold mineralization occurring near the contact of felsic dykes exemplified by underground drill hole 122-48 which intersected two shallow high-grade intervals of 1.26 oz/ton gold over 1.6 feet (43.3 g/t gold over 0.5 metres) and 3.75 oz/ton gold over 1.6 feet (128.6 g/t gold over 0.5 metres) approximately 25 metres apart at depths of 315 and 336 metres below surface, respectively and underground drill hole 122-62A which intersected a high-grade interval of 76.35 oz/ton gold over 1.6 feet (2617.8 g/t gold over 0.5 metres) at a depth of 411 metres below surface.

Interpretation and Conclusions:

Based on GEOEX’s review of the available information for the F2 Gold System, the Author concludes the following:

•
The current phase of exploration is being conducted to a high standard and that, as drilling progresses, drill density in some areas provides confidence in the continuity of gold bearing structures and zones. In deeper areas, further drilling will be required to improve the confidence of the geological interpretation and continuity of gold mineralization.

•
Drill data to the end of July 31 pertaining to the F2 Gold System indicates that this zone represents a significant discovery which merits continued exploration and development. Given the proximity of other showings and prospects on the Phoenix Gold Project and the fact that many of these share similarities with the F2 Gold System, these areas merit additional exploration as high priority targets.

Recommendations:

Based on a review of available information it is the Author’s view that the F2 Gold Zone represents a significant discovery. It is the Author’s view, based on experience with similar systems in Red Lake and elsewhere that the Company should continue to compile results as drilling continues under its current exploration program and consider in due course undertaking a preliminary resource and/or assessment of geological potential prior to commencing its next phase exploration and development.

Recommended Program and Budget:

It is recommended that the Company continues to pursue its current exploration program of which approximately $27.6 million remains to be spent between July 31, 2010 and before the end of Q1, 2011. The remaining program and budget breaks down as follows:

TABLE 1.
PHOENIX PROGRAM AND BUDGET, PHASE 2

Program	Planned metres	Total Budget	Remaining Budget
UG Development (incl drifting, drill stations, bulk sample, etc.)	750	20,664,000	7,000,000
F2 Surface and Phoenix Regional Drilling	40,000	10,000,000	2,600,000
F2 UG Drilling	100,000	20,000,000	15,700,000
Rubicon Regional Drilling & Geophysics	10,000	2,800,000	1,200,000
Property Maintenance - Red Lake (PH)	n/a	300,000	100,000
Red Lake Acquisition, General Operating	n/a	1,150,000	1,000,000

Total Remaining Budget	$27,600,000”

Recent Developments

The Company completed its 80,000 metre Phase I drill program on the F2 Gold System on the Company’s Phoenix Gold Property, and commenced a $60 million, 120,000 metre Phase II surface and underground drilling program of which approximately $27.6 million remained to be spent between July 31, 2010 and the end of Q1, 2011. Between January 2009 and July 31, 2010, the Company has completed a total of 124,033 metres of drilling, dewatered the existing exploration shaft, rehabilitated the hoist and underground workings and carried out (at the 305 metre level, as of July 31, 2010) 243 metres of underground drifting. Rubicon plans to carry out approximately 88,000 metres of drilling prior to the end of Q1 2011, along with new development and the taking of an initial bulk sample.

On January 21, 2010, the Company entered into an Exploration Accommodation Agreement with the Lac Seul First Nation, which considers lands including the Phoenix Gold Project to be part of their traditional territory.  Further details can be found in the Company’s MD&A for the financial period ended June 30, 2010.

Further information on the Company and its projects is included in the AIF. Readers are encouraged to thoroughly review the AIF as it contains important information concerning the Company.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Company on a consolidated basis since June 30, 2010, the date of the most recently filed consolidated financial statements.

PROCEEDS

The net proceeds to the Selling Shareholders from the sale of the Offered Shares under this short form prospectus will be approximately $182,564,856 after deduction of the Underwriter’s Fee of $7,606,869.  In accordance with the Underwriting Agreement, the Underwriter will bear all the expenses of the Offering, estimated at $500,000.  The Company will not receive any of the proceeds from the Offering.

THE SELLING SHAREHOLDERS

The Selling Shareholders under this Offering are Evanachan, a company owned by Robert R. McEwen, and McEwen Trading, a partnership controlled by Mr. McEwen.  The following table sets forth information with respect to the ownership of the Selling Shareholders as of the date hereof and adjusted to reflect the sale of 45,714,357 Offered Shares under the Offering.

		Common Shares Owned, Controlled or Directed Prior to the Offering		Common Shares to be Sold in the Offering	Common Shares Owned, Controlled or Directed After the Offering

Name	Type of Ownership	Number	Percentage	Number	Number	Percentage

Robert R. McEwen	Beneficial	45,714,357	21.4%(1)(2)	45,714,357	Nil	Nil

(1)	Mr. McEwen beneficially owns 38,750,000 of these shares through Evanachan Limited, and exercises control and discretion over 6,964,357 of these shares through McEwen Trading LP, a limited partnership.
(2)	20.57% on a fully-diluted basis.

PLAN OF DISTRIBUTION

General

Pursuant to the Underwriting Agreement dated September 17, 2010 between the Company, the Selling Shareholders and the Underwriter, the Selling Shareholders have agreed to sell and the Underwriter has agreed to purchase on or about October 5, 2010, 45,714,357 Offered Shares at the Offering Price of $4.16 per share, for aggregate gross consideration of $190,171,725 payable in cash to the Selling Shareholders against delivery of the Offered Shares. The Offering Price has been determined by negotiation between the Selling Shareholders and the Underwriter, with reference to the market price of the Common Shares. The Company will not be entitled to any of the proceeds from the sale of the Offered Shares.

In consideration for their services in connection with the Offering, the Selling Shareholders have agreed to pay the Underwriter a fee equal to $0.1664 per Common Share, or an aggregate of $7,606,869, representing 4% of the gross proceeds of the Offering.  The Underwriter will bear all of the expenses of the Offering, estimated at $500,000.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriter reserves the right to close the subscription books at any time without notice. It is expected that Closing will occur on or about October 5, 2010, or such later date as the Company, the Selling Shareholders and the Underwriter may agree, but in any event not later than 42 days from the date of the final receipt for this short form prospectus.

The obligations of the Underwriter under the Underwriting Agreement are subject to certain closing conditions and may be terminated at its discretion upon the occurrence of certain stated events. The Underwriter is, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement. The Underwriter is entitled under the Underwriting Agreement to indemnification by the Company and the Selling Shareholders against certain liabilities and expenses.

The Offering is being made in each of the provinces of Canada other than Québec, and in the United States.  The Offered Shares will be offered in each of the provinces of Canada other than Québec and the United States through the Underwriter directly or through its United States broker-dealer affiliate registered in each jurisdiction, as applicable.  Subject to applicable law, the Underwriter may offer the Offered Shares outside of Canada.

Pursuant to rules and policy statements of certain Canadian provincial securities commissions, the Underwriter may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares for its own account or for accounts over which it exercises control or direction.  The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares.  These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for, or on behalf of, a customer where the order was not solicited during the period of distribution.  Subject to the foregoing and applicable laws, the Underwriter may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The rules of the SEC may limit the ability of the Underwriter to bid for or purchase Common Shares before the distribution of Offered Shares is completed. However, the Underwriter may engage in the following activities in accordance with these rules:

•	Stabilizing transactions that permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum;

•
Over-allotment transactions that involve sales by the Underwriter of shares in excess of the number of Offered Shares the Underwriter is obligated to purchase, which creates a syndicate short position. The Underwriter may close out any short position by purchasing shares in the open market; and

•	Penalty bids that permit the representatives to reclaim a selling concession from a syndicate member when the Offered Shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Common Shares to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE Amex, the TSX or otherwise and, if commenced, may be discontinued at any time.

The Offered Shares offered under this short form prospectus have not been and will not be registered under the U.S. Securities Act, or any securities or “blue sky” laws of any of the several states in the United States. Accordingly, the Offered Shares (or any rights thereto or interest therein) may not be offered for purchase or sale, or sold or otherwise transferred or disposed of within the United States or to U.S. persons except in transactions exempt from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

The Underwriter has agreed that it will not offer for purchase or sale, sell or otherwise transfer or dispose of any of the Offered Shares (or any right thereto or interest therein) into the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act), except in accordance with registration exemptions under the U.S. Securities Act.  Moreover, the Underwriting Agreement provides that the Underwriter will offer and sell the Offered Shares to non-U.S. persons outside the United States only in accordance with Regulation S under the U.S. Securities Act.

The Underwriter has agreed that, except in certain transactions exempt from the registration requirements of the U.S. Securities Act, it will not offer or sell the Offered Shares within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution, or (ii) otherwise until 40 days after the later of the commencement of the offering and the date of closing (the “distribution compliance period”) unless an exemption from registration under the U.S. Securities Act is available. The Underwriter has further agreed that all offers and sales of the Offered Shares during the distribution compliance period will be made in compliance with Regulation S under the U.S. Securities Act or an exemption from registration under the U.S. Securities Act.  The Underwriter and any other distributor selling Offered Shares in this Offering to a distributor, to a dealer, as defined in section 2(a)(12) of the U.S. Securities Act, or to a person receiving a selling concession, fee or other remuneration in respect of the securities sold, prior to the expiration of the distribution compliance period must send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a distributor.

Apart from Offered Shares sold to purchasers in the United States or to, or for the account or benefit of, U.S. persons which will be represented by individual certificates, the Offered Shares will be delivered at closing of the Offering to the Underwriter in “book-entry only” form and must be purchased or transferred through a CDS participant so long as they are held through CDS.  The Selling Shareholders will cause a global certificate or certificates representing any Offered Shares to be delivered to, and registered in the name of, CDS or its nominee.  So long as the Offered Shares are held through CDS, rights of shareholders must be exercised through, and all payments or other property to which such holder is entitled will be made or delivered by, CDS or the CDS participant through which the shareholder holds such Offered Shares.  Each person who acquires Offered Shares under the Offering (other than a purchaser of Offered Shares in the United States or a U.S. person (or a purchaser for the account or benefit of a U.S. person)) will receive only a customer confirmation of purchase from the Underwriter or registered dealer from or through which the Offered Shares are acquired in accordance with the practices and procedures of that Underwriter or registered dealer.  The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order.  CDS is responsible for establishing and maintaining book-entry accounts for its CDS participants having interests in the Offered Shares.

The Underwriter proposes to offer the Offered Shares to the public initially at the Offering Price set forth on the cover page of this short form prospectus.  Without affecting the firm obligation of the Underwriter to purchase the Offered Shares from the Selling Shareholders at the Offering Price in accordance with the Underwriting Agreement, after the Underwriter has made a reasonable effort to sell all of the Offered Shares offered hereby at the price specified herein, the Offering Price to the public may be decreased and further changed from time to time to an amount not greater than the Offering Price specified herein.  Such decrease in the Offering Price will not decrease the amount of the net proceeds of the Offering to the Selling Shareholders.  The compensation realized by the Underwriter will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the Underwriter to the Selling Shareholders.

Special Committee and Financial Advisor

The directors of the Company have appointed a Special Committee consisting of David W. Adamson, Christopher J. Bradbrook and David R. Reid to pass on all matters related to the Offering. The Special Committee has engaged BMO Capital Markets as its financial advisor in respect of the Offering.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 213,564,174 Common Shares are issued and outstanding as at the date hereof.  The holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders, with each Common Share held entitling the holder to one vote on any resolution to be passed at such meetings.  The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Company.  The Common Shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.  The Articles of Rubicon contain no restrictions on the right to hold or vote the Common Shares.

PRIOR SALES

During the 12-month period before the date of this short form prospectus, the Company has issued Common Shares as follows:

Date of Issue	Number of Common Shares Issued	Issue Price
September 29, 2009	10,000	$1.68(2)
October 2, 2009	200,000	$0.77(2)
October 2, 2009	50,000	$0.74(2)
October 2, 2009	75,000	$1.04(2)
October 2, 2009	57,500	$1.31(2)
November 12, 2009	18,975,000	$4.55(1)
November 16, 2009	12,500	$1.31(2)
November 20, 2009	250,000	$0.77(2)
November 25, 2009	78,300	$0.77(2)
November 27, 2009	250,000	$0.77(2)
December 1, 2009	350,000	$0.77(2)
December 1, 2009	75,000	$1.89(2)
December 3, 2009	75,000	$0.77(2)
January 5, 2010	12,500	$1.31(2)
January 28, 2010	25,000	$1.31(2)
February 12, 2010	5,000	$1.68(2)
February 12, 2010	20,000	$1.31(2)
February 12, 2010	15,000	$1.04(2)
February 22, 2010	30,000	$1.31(2)
March 23, 2010	25,000	$1.31(2)
April 12, 2010	50,000	$4.91(3)
April 30, 2010	54,054	$3.98(3)
May 14, 2010	41,606	$4.05(3)
June 8, 2010	55,000	$1.31(2)
July 15, 2010	5,000	$0.74(2)
August 11, 2010	8,000	$1.31(2)

Date of Issue	Number of Common Shares Issued	Issue Price
Total	20,804,460

Notes:
(1)	Issued pursuant to a public offering by way of short form prospectus.
(2)	Issued pursuant to the exercise of options.
(3)	Issued pursuant to property acquisition.

The following table summarizes the stock options issued by Rubicon within the 12-month period before the date of this short form prospectus:

Date of Issue	Number of Options Issued	Option Exercise Price
September 22, 2009	50,000	$4.47
October 30, 2009	30,000	$4.36
December 7, 2009	200,000	$4.53
January 13, 2010	2,554,000	$5.22
February 1, 2010	50,000	$4.26
May 3, 2010	125,000	4.08
May 14, 2010	330,000	$3.96
Total	3,339,000

As at the date hereof, Rubicon has 8,570,500 stock options outstanding, of which 6,752,500 are vested.  The outstanding options are exercisable between $0.48 and $5.22 per Common Share and expire between September 12, 2010 and May 14, 2015.

The following table summarizes the stock options issued by Rubicon, within the 12-month period before the date of this short form prospectus, that are subject to shareholder approval:

Date of Issue	Number of Options Issued	Option Exercise Price

May 31, 2010	200,000	$3.63
August 9, 2010	90,000	$3.88
Total	290,000

As at the date hereof, Rubicon has 290,000 stock options subject to shareholder approval, of which none were vested.  Upon receipt of shareholder approval, such options will be exercisable between $3.63 and $3.88 per Common Share and will expire between May 31, 2015 and August 9, 2015.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and NYSE Amex. The table below sets forth, for the periods indicated over the 12 months prior to the date of this short form prospectus, the price range and volumes traded or quoted on the TSX and the NYSE Amex (both as reported by Bloomberg):

High and Low Prices and Volume on a Monthly Basis
Period	TSX			NYSE AMEX
	High	Low	Volume	High U.S.$	Low U.S.$	Volume
September 1 - 28, 2010	$4.55	$4.00	39,722,158	$4.37	$3.87	15,643,574
August 2010	$4.63	$3.58	12,777,557	$4.43	$3.48	11,922,825
July 2010	$3.68	$3.31	7,724,219	$3.57	$3.15	7,379,879
June 2010	$4.04	$3.24	15,976,009	$3.97	$3.10	13,826,690
May 2010	$4.24	$3.35	23,122,976	$4.16	$3.09	18,958,234
April 2010	$4.29	$3.50	31,098,318	$4.26	$3.51	16,757,789
March 2010	$4.93	$3.79	20,863,112	$4.81	$3.72	14,590,085
February 2010	$5.16	$4.21	10,916,079	$4.95	$3.93	11,323,973
January 2010	$5.41	$4.25	10,712,056	$5.24	$4.00	13,560,330
December 2009	$5.15	$4.21	29,998,058	$5.04	$3.96	15,809,431
November 2009	$4.77	$4.30	18,191,254	$4.57	$3.97	18,523,170
October 2009	$4.94	$4.03	16,417,383	$4.80	$3.70	20,023,760
September 2009	$4.75	$3.21	22,372.416	$4.45	$2.91	34,587,528

RISK FACTORS

An investment in the Offered Shares is highly speculative and subject to a number of risks. An investor should carefully consider the risk factors described below, together with all of the other information included or incorporated by reference in this short form prospectus before investing in the Offered Shares. The risks described below are not the only ones faced.  Additional risks that the Company currently does not foresee or believes to be immaterial may become important factors that affect the Company’s business. If any of the following risks occur, or if others occur, the Company’s business, operating results and financial condition could be materially adversely affected and investors may lose all of their investment.  Details of the risk factors identified under the headings, “Risk Factors” and “Forward-Looking Statements” in this short form prospectus and in the AIF should be carefully reviewed and evaluated by prospective investors before purchasing the Offered Shares.

The Company is subject to a number of risks due to the nature of its business and the present stage of development of business. The following factors should be considered:

No Known Mineral Resources or Mineral Reserves

The Company’s properties are in the exploration stage and are without a known body of commercial ore.  The Company does not have any mineral resources or mineral reserves on its properties.  The Company has reported a historic inferred resource on the Phoenix Gold Property.  The author of the Technical Report has not audited these estimates nor made any attempt to classify them in accordance with NI 43-101.  These estimates should not be relied on.

Resource Exploration and Development is Generally a Speculative Business

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production.  The marketability of natural resources which may be acquired or discovered by the

Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “mineral resources” or “mineral reserves.” The Company has not defined or delineated any proven or probable mineral reserves or mineral resources on any of its properties. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold, silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve. See “Forward-Looking Statements” in the AIF and this short form prospectus.

Development of any of the Company’s properties will only follow upon obtaining satisfactory exploration results.  Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to surface and underground exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, unexpected ground conditions and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company conducts exploration activities in the Canadian province of Ontario and the states of Alaska and Nevada in the United States. Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

United States - Environmental Quality Requirements

Federal initiatives are often administered and enforced through state agencies operating under parallel state statutes and regulations. Although some mines continue to be approved in the United States, the process is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material effect on exploring, and mining the Company’s properties. Compliance with statutory environmental quality requirements described above may require significant capital investments, significantly affect the Company’s earning power, or cause material changes in the Company’s intended activities. Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect the Company’s proposed activities. As a result of these matters, the Company’s operations could be suspended or cease entirely.

In the United States, federal legislation and regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on U.S. exploration and mining operations. These regulations will make the process for preparing and obtaining approval of a plan of operations much more time-consuming, expensive, and uncertain.  Plans of operation will be required to include detailed baseline environmental information and address how detailed reclamation performance standards will be met. In addition, all activities for which plans of operation are required will be subject to a new standard of review by the Bureau of Land Management, which must make a finding that the conditions, practices or activities do not cause substantial irreparable harm to significant scientific, cultural, or environmental resource values that cannot be effectively mitigated.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping.  Environmental hazards may exist on the Company’s properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Market Price of Company’s Shares and Financing

Since the fall of 2008, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure investors to purchase new shares issued at a price which will not lead to severe dilution to existing shareholders, or at all.  Therefore, there can be no assurance that significant fluctuations in the trading price of the Common Shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders.

Competition

The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for exploration in the future.  The Company must maintain and enhance its high technical abilities in order to compete in raising capital and delivering exploration results.

Governmental Regulation

Exploration activities on the Company’s properties may be affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company’s properties requires responsible best exploration practices to comply with Company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license

(required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or U.S. State in which it is carrying out work. Mineral exploration primarily falls under provincial jurisdiction.  However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company’s projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Uncertainty of Acquiring Necessary Permits and Licenses

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Legislation and regulations implemented by the Ministry of Northern Development and Mines and the Ministry of Natural Resources directly affect the mining industry in the province of Ontario where the Company holds some of its mineral claims. The Company can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing.

The Acts and Regulations which guide exploration activity in Ontario are: the Mining Act, the Public Lands Act, the Forest Fire Prevention Act, Lakes and Rivers Improvement Act, Crown Timber Act, Fisheries Act, Occupational Health and Safety Act, Health Protection and Promotion Act, Environmental Protections Act, and Gasoline Handling Act.

Although the Company currently holds all consents which it requires in order to carry out its current drilling and underground program on the Phoenix Gold Property, the Company cannot be certain that it will receive the necessary permits on acceptable terms to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could increase the Company’s costs and delay its activities, and could adversely affect the operations of the Company.

Management

The Company is dependent upon a number of key directors, officers and employees: David W. Adamson, President and CEO; Robert G. Lewis, CFO; William J. Cavalluzzo, Vice-President – Investor Relations; Matt Wunder, Vice-President - Exploration, Claude Bouchard, Vice-President - Operations; and Glenn Kumoi, Vice-President General Counsel and Corporate Secretary. The loss of any one or more of the named directors, officers and employees could have an adverse effect on the Company. The Company has entered into management contracts with Messrs. Adamson, Lewis, Cavalluzzo, Wunder, Bouchard and Kumoi.  See “Directors and Officers” in the AIF. The Company does not maintain key person insurance on any of its management.

Conflicts of Interest

Certain directors of the Company are directors of, or may become associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The officers and directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any interest which they may have in any project or opportunity of the Company, but each officer or director has the identical obligation to other companies for which such officer or director serves as an officer or director.

Limited Operating History: Losses

The Company has no experience in mining or processing of metals. The Company has experienced, on a consolidated basis, losses in the past three years of its operations, including net losses of $556,329, $2,399,763 and $74,134 in the years ended December 31, 2009, 2008, and 2007 respectively. The Company has no mineral properties in development or production and has no revenues from operations. The Company does not anticipate it will earn any material revenue in 2010 and anticipates it will incur losses for the foreseeable future. There can be no assurance that the Company will operate profitably in the future, if at all. As at December 31, 2009, the Company’s deficit was $22,659,689.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the price of the Common Shares fluctuated from a high of $5.15 to a low of $1.13 per share during the financial year ended December 31, 2009.   During the six-month period ended June 30, 2010, the price of the Common Shares fluctuated from a high of $5.41 to a low of $3.24.  There can be no assurance that continual fluctuations in price will not occur.  See “Trading Price and Volume”.

Shares Reserved for Future Issuance: Dilution

As at June 30, 2010, there were 8,583,500 options outstanding at a weighted average price of $2.72 per share.  The exercise of these options will result in further dilution to the Company’s shareholders and pose a dilutive risk to potential investors.  See “Prior Sales”.

Title Risks

The acquisition of title to resource properties is a very detailed and time-consuming process.  Title to, and the area of, the mineral interests held by the Company may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the properties in which the Company may have an interest, which, if successful, could result in the loss or reduction of the Company’s interest in the properties.

Although title to its material property has been reviewed and an opinion of title obtained by or on behalf of the Company, no assurances can be given that there are no title defects affecting the properties. Title insurance generally is not available for mining claims and other types of mineral tenure in Canada and the Company’s ability to ensure that it has obtained secure title to individual mineral properties may be severely constrained.

Although a legal boundary survey exists on its Phoenix Gold Property, Rubicon has not conducted surveys of all of its mineral interests in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  In addition, Rubicon may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Aboriginal Title and Rights Claims

Aboriginal title and rights may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred.  The Company is not aware of any treaty land entitlement claims or Aboriginal land claims having been formally asserted or any legal actions relating to Aboriginal issues having been instituted with respect to the Phoenix Gold Property.  There can be no assurance that treaty or Aboriginal rights will not be asserted in the future in respect of the Phoenix Gold Property, or any of the Company’s other properties. In addition, other parties may dispute the Company’s title to its properties and its properties may be subject to prior unregistered agreements or transfers or land claims by Aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Corporation is a British Columbia corporation with its principal place of business in Canada. All of its directors and officers and certain of the experts named in this short form prospectus are residents of Canada or other jurisdictions outside the United States and all or a substantial portion of the Corporation's assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation or its directors, officers and experts who are not residents of the United States, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the United States federal securities law. Investors should not assume that Canadian courts or other non-United States courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities laws or any state securities or “blue sky” laws.

INTEREST OF EXPERTS

Certain Canadian legal matters relating to this Offering will be passed upon by Davis LLP on behalf of the Company and Cassels, Brock & Blackwell LLP on behalf of the Underwriter.  As at the date hereof, the partners and associates, as a group of each of Davis LLP and Cassels Brock & Blackwell LLP own less than 1% of the outstanding Common Shares.

Peter T. George, P.Geo., a Member of the Association of Professional Geologists of Ontario and a consulting geologist for GEOEX Limited, was the principal author of the Technical Report.  The Technical Report summarizes all exploration work completed on the Phoenix Gold Property to July 31, 2010.

Terry Bursey, B.Sc., P.Geo., is a qualified person within the meaning of NI 43-101, who has prepared, supervised, reviewed and approved the scientific and technical information on the Company’s Red Lake properties in the AIF, including for greater certainty, the documents incorporated by reference therein, and is an employee of the Company.

To the best of the Company’s knowledge, neither Peter T. George nor GEOEX Limited, held any registered or beneficial interest, direct or indirect in any securities or other property of Rubicon or any of its associates or affiliates when the above-noted Technical Report was prepared and no securities or other property of Rubicon or any of its associates or affiliates were subsequently received or are to be received by such experts.  Terry Bursey currently holds 360,000 Company stock options and a number of Common Shares representing less than 1% of the issued and outstanding Common Shares as at the date of this short form prospectus.

De Visser Gray LLP, independent chartered accountants, are the auditors of the Company and have performed the audit in respect of the Annual Financial Statements.  De Visser Gray LLP advises it is independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a short form prospectus and any amendment.  In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revision of price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.  The remedy of damages for misrepresentation is exercisable against, among others, the Company and the Selling Shareholders.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the short form prospectus of Rubicon Minerals Corporation (the “Company”) dated September 29, 2010, relating to the qualification for distribution of common shares of the Company.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets as at December 31, 2009 and 2008 and the consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2009.  Our report is dated March 29, 2010.

(signed) De Visser Gray LLP

Chartered Accountants Vancouver, B.C., Canada

September 29, 2010

CERTIFICATE OF THE COMPANY

DATED: September 29, 2010

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

(Signed) David W. Adamson President and Chief Executive Officer		(Signed) Robert G. Lewis Chief Financial Officer

On Behalf Of The Board Of Directors

(Signed) Christopher J. Bradbrook Director		(Signed) Julian Kemp Director

C-1

CERTIFICATE OF THE UNDERWRITER

DATED: September 29, 2010

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

GMP SECURITIES L.P.

By: (Signed) Kevin Reid
Director, Investment Banking

C-2